August 19, 2008

Ms. Julie Sherman
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:           Material Technologies, Inc, File No. 33-23617
Amendment No. 2 to Annual Report on Form 10-KSB for the year ended December 31, 2007

Dear Ms. Sherman,

I am in receipt of the Commission’s comments contained in its correspondence dated August 6, 2008 relating to the above filing (the “Comment Letter”).  Following please find our responses to all of the comments in the Comment Letter.  These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Form 10-KSB/A for the Year Ended December 31, 2007 filed July 29, 2008

Financial Statements

Consolidated Statement of Comprehensive Loss, page F-5

1.	The reference to “September 30, 2007” on our consolidated statement of comprehensive loss is in error, it should read “December 31, 2007.” We have corrected this in our amended 10-KSB for 2007.

Ms. Julie Sherman
August 19, 2008

Note 1. Organization and Basis of Presentation, page F-16

Restatement of Financial Statements, page F-18

2.	We have revised Note 13 to our financial statements to include the amounts and balances for 2005.

Note 13. Restatement of Previously Issued Financial Statements, page F-55

3.
We have revised our disclosures relating to the correction of the errors in our 2005 and 2006 financial statements.  We believe our revisions are consistent with the disclosure requirements of SFAS 154.  These revised disclosures are reflected in Note 13 to our financials statements as included in our amended 10-KSB for 2007.

Thank you for your continued review of the Annual Report.  We hope that the above provides sufficient information and addresses the concerns of the Commission.   Please advise if you have any further comments.

Sincerely,

/s/ Robert M. Bernstein

Robert M. Bernstein,
President